[Letterhead of Sutherland Asbill & Brennan LLP]

April 19, 2011

James E. O'Connor
Attorney/Advisor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:           Keating Capital, Inc. (File Nos. 333-157217 and 814-00778)

 Dear Mr. O’Connor:

On behalf of Keating Capital, Inc. (the “Company”), set forth below is the Company’s response to the comment letter provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company dated April 15, 2011 regarding the Company’s registration statement on Form N-2 (File No. 333-157217) (the “Registration Statement”) filed with the Commission on March 8, 2011.  The Staff’s comments are set forth below and are followed by the Company’s response.

Prospectus

Outside Front Cover

1.	Please revise the sixth paragraph, which describes the limited liquidity of the Fund’s shares, as follows in bold type and a larger typeface:

No public market exists for our shares. Although we expect to list our shares on the Nasdaq stock exchange by the end of 2011, we may not be able to do so. Until our shares are listed you should not expect to be able to resell your shares regardless of how we perform. In addition, we will not repurchase your shares. Accordingly, before making an investment you should consider that you will not have access to your money at least until the end of 2011. See "Liquidity Strategy" on page [ ].

This statement should appear in a separate paragraph preceding the disclosure required by Item 1.i of Form N-2. In addition, this statement, also in bold type and a larger typeface, should be placed immediately above the signature line on the application.

James E. O’Connor
Division of Investment Management

Response: The Company has revised the outside front cover of the Prospectus as requested in comment 1.  The Company has also revised the disclosure required by Item 1.i. of Form N-2 to conform to your other requested changes.  Finally, the Company has revised the subscription agreement (included as Appendix A in the Prospectus) as requested. We have included a redlined copy of the Company’s proposed changes for your review.

2.	Immediately after the pricing table, please include the following statement on the front cover:

Because you will pay a sales load of up to 10% and offering expenses of 1.5%, if you invest $100 in our common shares and pay the full sales load, $88.50 of your investment will actually be used by us for investments. In addition, our shares would have to trade at a premium of 27% above our current net asset value of $7.85 for you to recover your purchase price if you could sell them currently. See "Estimated Use of Proceeds" on page [ ].

Response: The Company has revised the outside front cover of the Prospectus as requested in comment 2.  Please note that we have reflected offering expenses of 1.25% (assuming the maximum offering amount is raised) instead of the 1.5% figure you included in your comment.  We have included a redlined copy of the Company’s proposed changes for your review.

3.	Please state specifically, in bold typeface on the front cover, the kinds of investors for whom the Fund would not be a suitable investment.

Response: The Company has revised the outside front cover of the Prospectus as requested in comment 3.  We have included a redlined copy of the Company’s proposed changes for your review.

Fees and Expenses

Please confirm that, as the Fund accrues unrealized gains in the future, it will accrue the corresponding incentive fee on capital gains and include this amount with the incentive fee on liquidated capital gains presented in the fee table. Please also confirm that this amount of the incentive fee included in the fee table will correspond to the amount of the incentive fee accrued on unrealized gains in the financial statements for the period.

Response: The Company confirms that it will accrue an incentive fee on any unrealized gains recorded in the future.  In addition, the Company confirms that any incentive fee with respect to both unrealized gains and realized gains will be presented in the fee table.  Further, any incentive fee presented in the fee table will be consistent with any incentives fees accrued on the Company’s financial statements for the period.

James E. O’Connor
Division of Investment Management

Statement of Assets and Liabilities

Please explain to us why, almost two years after the commencement of the offering, the Fund has invested only, approximately, 17% of its assets in equity securities according to its business purpose.

Response: In order to meet and maintain the requirements to be treated as a regulated investment company (“RIC”) for income tax purposes, the Company must, among other things, adhere to certain portfolio diversification requirements both at the time of each investment and as of each quarter end.  The Company did satisfy the RIC requirements during 2010 and elected to be treated as a RIC effective for the 2010 tax year. During the offering period, while the Company is growing its asset base, it has been especially careful to balance the size of each portfolio company investment with the RIC portfolio diversification requirements.

As a result, in 2010, the Company invested an average of approximately 10% of its net assets in each new portfolio company investment measured at the time of the investment.  The absolute dollar amount of these investments ranged from $500,000 to $1.1 million.

In January 2010, the Company raised the minimum $1 million amount and completed its first closing in the public offering.  From January 2010 through the end of the third quarter, the Company raised a total of $11.9 million in gross proceeds.  In the fourth quarter of 2010, the Company raised $10.9 million in gross proceeds, which nearly doubled the Fund’s net assets to a total of $22.4 million.

To assure compliance with RIC requirements, the Company uses the ending net assets of the most recent quarter end as the basis for determining the size of each new investment in the current quarter. As a result of the capital raised in the fourth quarter of 2010, the Company was able to increase the size of its target investment to approximately $2.5 million and, during the first quarter of 2011, made four additional portfolio company investments in the aggregate amount of $8.4 million, representing an additional 37% of 2010 year-end net assets. Through the end of the first quarter of 2011, the Company has made a total seven portfolio company investments in the aggregate amount of $12.0 million, representing approximately 53% of 2010 year-end net assets on a pro forma basis.

As a general guideline, in order to continue to satisfy the RIC diversification requirements, the Company will seek to size each of its future portfolio company investments at a level equal to 5% of the Fund’s assets as of each prior quarter end so that new investments will be classified as “good” assets for purposes of the diversification test.  For example, if total net assets as of the end of any particular quarter end were anticipated to be $60 million, then the target investment size for the current quarter would be $3 million.  Based on these parameters, and consistent with the Company’s disclosures in its Prospectus, the Company believes it will be able to invest the net proceeds from the public offering during the 12 to 24 month period following completion of the offering on June 30, 2011.

James E. O’Connor
Division of Investment Management

*           *           *

In connection with responding to the Comment Letter, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

●	Action by the Staff or the Commission in declaring the filing effective does not foreclose the Commission from taking any action with respect to the filing; and

●	Action by the Staff or the Commission in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert this action or any Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

●
The Company further understands that the Division of Enforcement has access to all information that the Company provides to the Staff of the Division of Investment Management in your review of the Company’s filing or in response to the Staff’s comments on the Company’s filing.

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0966.

Sincerely,

/s/Cynthia M. Krus
Cynthia M. Krus
cc:	Timothy J. Keating
Frederic M. Schweiger

SUBJECT TO COMPLETION, DATED  APRIL __, 2011

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS
Maximum Offering of 10,000,000 Shares of Common Stock

We are a closed-end, non-diversified investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, or the 1940 Act.  During 2010, we satisfied the requirements to qualify as a regulated investment company (“RIC”).  We  have elected to be treated as a RIC under Subchapter M of the Internal Revenue Code (the “Code”) effective for our 2010 taxable year.

 Our investment objective is to maximize our portfolio’s capital appreciation while generating current income from our portfolio investments. We seek to invest principally in equity securities, including convertible preferred securities, and other debt securities convertible into equity securities, of primarily non-public U.S.-based companies.  In accordance with our investment objective, we seek to provide capital principally to U.S.-based, private companies with an equity value of less than $250 million, which we refer to as “micro-cap companies” and US.-based, private companies with an equity value of between $250 million and $1 billion, which we refer to as “small-cap companies.”  Our primary emphasis is to attempt to generate capital gains through our equity investments in micro-cap and small-cap companies, including through the conversion of the convertible debt or convertible preferred securities we may acquire in such companies.  While a portion of our investments may, at any given time, include a component of interest or dividends, we do not expect to generate significant current yield on our portfolio company investments.  As of the date of this prospectus, none of our portfolio company investments have generated, nor are they expected to generate, interest or dividend income. We expect that most, if not all, of our debt investments will be subordinated and unsecured and would be considered below investment grade if rated by a national rating agency, although we do not expect to receive such ratings on the debt securities we acquire.

As a business development company, we are required to comply with certain regulatory requirements. For example, to the extent provided by the 1940 Act, we are required to invest at least 70% of our total assets in eligible portfolio companies (“Eligible Portfolio Companies”).  Also, while we are permitted to finance investments using debt, our ability to use debt will be limited in certain significant respects, most notably that we are subject to a 200% asset coverage position. We do not anticipate financing the acquisition of investments using debt in the foreseeable future. See “Risk Factors – Risks Relating to Our Business and Structure.”

Through the dealer manager, we are offering up to 10,000,000 shares of common stock in this offering at an initial offering price of $10.00 per share.  The dealer manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. The minimum permitted purchase is $5,000 in shares of our common stock. We intend to conduct closings on at least a monthly basis until the conclusion of this offering.  All subscription payments will be placed in an account held by the escrow agent, UMB Bank, N.A., in trust for our subscribers’ benefit, pending release to us at the next scheduled closing.  As of April__, 2011, we have sold an aggregate of  4,363,011 shares of our common stock for gross proceeds of $43,460.613 in this offering.

We are offering our shares on a continuous basis at a price of $10.00; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price, after deduction of selling commissions and dealer manager fees, that is below net asset value. Therefore, persons who tender subscriptions for shares of our common stock in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares of common stock and, as a result, may receive fractional shares of our common stock. As of April___, 2011, all shares in this offering have been sold at a price of $10.00 per share, adjusted to the extent of any commissions waived by the dealer manager. This offering commenced on June 11, 2009 and will conclude on June 30, 2011. We anticipate that it will take us up to 12 to 24 months after conclusion of this offering to invest substantially all of the proceeds of this offering in accordance with our investment objective, during which time we may have insufficient investment income to meet our ongoing expenses, including payment of management fees to our investment adviser, Keating Investments.

No public market exists for our shares. Although we expect to list our shares on the Nasdaq Capital Market by the end of 2011, we may not be able to do so. Until our shares are listed, you should not expect to be able to resell your shares regardless of how we perform. In addition, we will not repurchase your shares. Accordingly, before making an investment you should consider that you will not have access to your money at least until the end of 2011. See "Liquidity shares on page ___.
_____________________

Our common stock has no history of public trading. Shares of closed-end investment companies have in the past frequently traded at a discount to their net asset value. Given the public offering price of $10.00 per share, purchasers in this offering will experience immediate dilution in net asset value of approximately $2.15 per share, based upon our net asset value per share of $7.85 as of December 31, 2010. Once our shares of common stock become listed on Nasdaq Capital Market, they may trade at more or less than our net asset value of $7.85 as of December 31, 2010. Investing in our common stock should be considered highly speculative and involves a high degree of risk, including the risk of losing the entire investment. See “Risk Factors” beginning on page 28 to read about the risks you should consider before buying shares of our common stock.

An investment in our shares is not suitable for all investors. You should not invest in this offering if you do not have adequate financial means to economically bear the entire loss of your investment, if you are looking for a short-term investment, if you desire to receive a current yield on your investment, or if may need to liquidate your investment in the forseeable future. As a result, an investment in our shares is not suitable for investors that require short-term liquidity. See “Suitability Standards” on page ___ for information on the suitability standards that investors must meet in order to purchase shares of our common stock in this offering.

    We intend to continue to issue shares of our common stock in this offering.  As a result, your ownership in us is subject to dilution.  See “Risk Factors—Risks Relating to this Offering and our Common Stock—Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.”

This prospectus contains important information about us that a prospective investor should know before investing in our common stock.  Please read this prospectus before investing and keep it for future reference.  We are also required to file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission, or SEC.  This information will be available free of charge through our website (www.keatingcapital.com), or by calling us at (720) 889-0139, as soon as reasonably practicable after filing with the SEC.  Information contained on our website is not incorporated by reference into this prospectus and you should not consider that information to be part of this prospectus.  The SEC also maintains a website at www.sec.gov that contains such information.

Neither the SEC, the Attorney General of the State of New York nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense. Except as specifically required by the 1940 Act and the rules and regulations thereunder, the use of forecasts is prohibited and any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in this program is not permitted.

	Per Share	Total Maximum
Price to Public(1)	$10.000	$100,000,000
Sales Load (2)	$1.000	$10,000,000
Offering Expenses	$0.125	$1,250,000
Net Proceeds(3)	$8.875	$88,750,000

(1)       Assumes all shares are sold at the initial offering price per share.
(2)       Includes dealer manager fee and selling commissions.
(3)       We estimate that we will incur approximately $1,250,000 of expenses if the maximum number of common shares is sold.

    Because you will pay a sales load of up to 10% and offering expenses of up to 1.25% (assuming the maximum offering amount is raised) , if you invest $100 in the Company’s shares and pay the full sales load, between $88.75 and $90.00 will actually be used by us for investments. In addition, our shares would have to trade at a premium of 27% above our current net asset value of $7.85 for you to recover your purchase price if you could sell them currently. See “Estimated Use of Proceeds” on page___.

The date of this prospectus is  April ___, 2011.
_____________________

Andrews Securities, LLC

By signing below, you hereby agree that if this subscription is accepted, it will be held, together with the accompanying payment, on the terms described in the prospectus. You agree that subscriptions may be rejected in whole or in part by the Company in its sole and absolute discretion. You understand that you will receive a confirmation of your purchase, subject to acceptance by the Company, within 30 days from the date your subscription is received, and that the sale of Shares pursuant to this Subscription Agreement will not be effective until at least five business days after the date you have received a final prospectus. Residents of the States of Maine, Massachusetts, Minnesota, Missouri, Nebraska and Ohio who first received the prospectus only at the time of subscription may receive a refund of the subscription amount upon request to the Company within five business days of the date of subscription. By signing this subscription agreement, you are not waiving any rights under the federal or state securities laws.

By signing below, you also acknowledge that you have been advised that the assignability and transferability of the Shares is restricted and governed by the terms of the prospectus; there are risks associated with an investment in the Shares and you should rely only on the information contained in the prospectus and not on any other information or representations from other sources; and you should not invest in the Shares unless you have an adequate means of providing for your current needs and personal contingencies and have no need for liquidity in this investment.

The Company is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to accept your subscription. Required information includes name, date of birth, permanent residential address and Social Security / Taxpayer Identification Number. We may also ask to see other identifying documents. If you do not provide the information, the Company may not be able to accept your subscription. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. You further agree that the Company may discuss your personal information and your investment in the Shares at any time with your then current financial adviser. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include not accepting your subscription. *The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.*

Investor Signatures	
Printed Name of Investor or Authorized Person	Printed Name of Joint Investor or Authorized Person
Signature of Investor or Authorized Person	Signature of Joint Investor or Authorized Person
Date	Date

9. BROKER-DEALER SIGNATURE

The undersigned confirm on behalf of the Broker-Dealer that they (i) are registered in the state in which the sale of the Shares to the investor executing this Subscription Agreement has been made and that the offering of the Shares is registered for sale in such state; (ii) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (iii) have discussed such investor's prospective purchase of Shares with such investor; (iv) have advised such investor of all pertinent facts with regard to the fundamental risks of the investment, including the lack of liquidity and marketability of the Shares; (v) have delivered a current prospectus and related supplements, if any, to such investor; (vi) have reasonable grounds to believe that the investor is purchasing these Shares for his/her own account; and (vii) have reasonable grounds to believe that the purchase of Shares is a suitable investment for such investor, that the undersigned will obtain and retain records relating to such investor's suitability for a period of six years, that such investor meets the suitability standards applicable to such investor set forth in the prospectus and related supplements, if any, that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto and that such investor has an understanding of the fundamental risks of the investment, the background and qualifications of the persons managing Keating Capital, Inc. and the tax consequences of purchasing and owning Shares. The undersigned Registered Representative further represents and certifies that, in connection with this subscription for Shares, he/she has complied with and has followed all applicable policies and procedures under his/her firm's existing Anti-Money Laundering Program and Customer Identification Program.

Broker-Dealer	Registered Representative Name	
Broker-Dealer Mailing Address		
Rep Number / Branch Number	Telephone Number	E-mail Address
Registered Representative Signature		Date
Principal Signature on behalf of Broker-Dealer (if required by Broker-Dealer)		Date

10. INVESTMENT INSTRUCTIONS

☐ **Payment By Check** – Deliver checks together with this Subscription Agreement, made payable to "**UMB Bank, NA, as escrow agent for Keating Capital, Inc.**"

☐ **Payment By Wire Transfer** – Initiate wire transfers at the time of delivery of this Subscription Agreement, made payable to **UMB Bank, NA, Kansas City, MO, ABA Routing # 101000695, SWIFT: UMKCUS44, FAO: Keating Capital, Inc., Account # 9871879712, Ref: [Investor Name]**

A-4*